

Mail Stop 3030

January 15, 2009

VIA U.S. MAIL and FACSIMILE: (512) 895-3146

Mr. Alan Campbell
Chief Financial Officer
Freescale Semiconductor Holdings I, Ltd.
6501 William Cannon Drive West
Austin, TX 78735

> **RE:** **Freescale Semiconductor Holdings I, Ltd.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 13, 2008**
> **File No. 333-141128-05**

Dear Mr. Campbell:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents and future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007
Exhibits 31.1 and 31.2

1. We refer to your response to our comment 1 in our letter dated December 16,
    2008. Since you are not required to comply with the internal control over
    financial reporting requirements set forth in Rule 13a-15 and Rule 15d-15 until
    your Form 10-K for the year ended December 31, 2008, please amend your Form
    10-K for the year ended December 31, 2007 to include the following disclosures
    in Item 9A:

    • A statement that you are not subject to the requirements of evaluating internal
      control over financial reporting due to a transition period established by rules
      of the Securities and Exchange Commission for newly public companies and
      that you voluntarily early adopted the requirement to provide management's
      assessment of internal control over financial reporting.

    • To the extent the review you performed is any different than that they would
      be required to do if you were subject to the requirements, please disclose these
      differences.

    • Revise the reference to the attestation to explain that the annual report does
      not include an attestation report of the company's registered public accounting
      firm due to a transition period established by rules of the Securities and
      Exchange Commission for newly public companies.

    The amendment of Form 10-K should include a cover page, explanatory note,
    complete Item 9, signature page and paragraphs 1, 2, 4 and 5 of the certification.
    Amendments to Forms 10-Q filed during fiscal year 2008 would not be required.

    Alternatively, you may revise your certification in your Form 10-K for December
    31, 2007 *and* for all Forms 10-Q filed during 2008 to refer to internal control over
    financial reporting and include all four sub-paragraphs of paragraph 4. In this
    regard, please confirm to us in your response that you completed an assessment of
    internal control over financial reporting as of December 31, 2008 in compliance
    with Exchange Act Rule 13a-15 and 15d-15. Under this option, you would
    provide an abbreviated amendment to your filing that includes a cover page,
    explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.

                                    *****

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide marked copies of your amendment to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jong Hwang at (202) 551-3327 or me at (202) 551-3664 if you have questions. In this regard, please do not hesitate to contact me Brian Cascio, Accounting Branch Chief at (202) 551-3676 with any other questions.

Sincerely,

Kristin Lochhead
Reviewing Accountant